

April 15, 2011

Mr. Jonathan M. Peacock
EVP & Chief Financial Officer
Amgen, Inc.
One Amgen Center Drive
Thousand Oaks, CA 91320

> **Re:**   **Amgen, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Definitive Proxy filed April 7, 2011**
> **File No. 0-12477**

Dear Mr. Peacock:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Year Ended December 31, 2010

Research and Development and Selected Product Candidates, page 33

1. In order to help us evaluate your disclosure about your research and development activities, please provide us the following information:
   - A description of your research and development process. In your response, please describe the key management activities you undertake in your "modality-independent approach" to research and development, including a description of your process for identifying targets and choosing the best modality to address the target. Please explain how you monitor development progress for individual projects (e.g. board reviews), your criteria for prioritizing and funding projects, your key decision points for determining project continuance or termination and the financial measures used to

evaluate performance of your research and development function. Clarify whether you manage projects individually or whether you concentrate management based on groupings of projects, such as those in later stages of development versus earlier stages of development versus discovery.

- Quantify the number of projects that were in preclinical development and Phase 1, Phase 2 and Phase 3 of clinical development and those for which a submission requesting regulatory approval was filed as of December 31, 2010.
- A breakout of research and development expenses incurred during 2010, if practicable by development phase (i.e., preclinical, Phases 1, 2 and 3) and by therapeutic class.
- For each project in the table on page 35, provide the month and the year that it entered that phase.
- For each project in the table on page 35, identify the significant patents associated with the project and their expiration date.
- For each project in the table on page 35, tell us the projects added to and deleted from the table since 2009. For those removed from this table clarify whether they were commercialized or terminated. For each terminated project, if any, tell us the events and their timing leading to your decision to terminate the project.
- Tell us about the projects that are not listed in the table on page 35 and the reason not listed.

Management's Discussion and Analysis of Financial condition and Results of Operations

Financial Condition, Liquidity and Capital Resources, page 78

2. You disclose that of your $17.4 billion in cash, cash equivalents and marketable securities at December 31, 2010, $15.1 billion was generated from operations in foreign tax jurisdictions that is intended to be invested indefinitely outside the U.S. You also disclose that in February 2011, you repaid $2.5 billion in Convertible Notes. Please provide us proposed revised disclosure to be included in future periodic reports that specifically discusses how you repaid the $2.5 billion in Convertible Notes and how you have the wherewithal to continue to meet your obligations in the U.S. when the vast majority of your cash, cash equivalents and marketable securities are outside the U.S.

Notes to Consolidated Financial Statements

4. Income Taxes, page F-14

3. On page F-16 you disclose that your undistributed earnings from foreign operations include income from manufacturing operations in Puerto Rico that are subject to tax incentive grants that expire in 2020. Please provide us proposed revised disclosure to be included in future periodic reports that quantifies the benefit, in terms of dollars and earnings per share impact, associated with these Puerto Rican tax incentive grants. Please see SAB 11:C.

4. Your foreign operations accounted for 29%, 28% and 27% of your revenues and 58%, 60% and 52% of your pre-tax income in 2010, 2009 and 2008, respectively. Please provide us proposed MD&A disclosure to be included in future periodic reports explaining the underlying reasons for the disproportionate pre-tax income of your foreign operations in relation to your foreign sales. Please also discuss in this proposed disclosure the reasons why your effective tax rate of 13.0% in 2010, 11.5% in 2009 and 19.2% in 2008 is significantly lower than the statutory rate of 35%, including the countries that account for the majority of the lower effective tax rate.

5. Based on your tax provision disclosure on page F-14 and your disclosure of foreign pre-tax income on page F-16, it appears that your effective foreign tax rate was 5.0% in 2010 and 2009 and 5.5% in 2008. However, based on the impact of the foreign tax rate differential presented in your tax rate reconciliation on page F-16, it appears that your effective foreign tax rate should be approximately 2.2% in 2010, 2.1% in 2009 and 2.8% in 2008. Please explain to us how you computed the 19.1%, 19.6% and 16.7% foreign rate differential reconciling item for 2010, 2009 and 2008, respectively, and identify for us the significant components of these reconciling items. Also, in your response please explain to us the apparent discrepancy between the effective foreign tax rates identified in the first two sentences of this comment.

19. Contingencies and commitments

Contingencies, page F-38

6. Your note discloses several pending legal proceedings, yet you do not appear to disclose your policy for the accounting for contingencies or the disclosures required by ASC Section 450-20-50. Please provide us proposed policy note disclosure to be included in future periodic reports that indicates your policy for accounting for loss and gain contingencies. In addition, in a risk factor on page 55 and in MD&A on page 85, you disclose that litigation and government investigations could result in a material adverse impact on your results of operations, financial condition or cash flows. As a result, it appears at least reasonably possible that a loss may have been incurred. Therefore, please provide us proposed revised disclosure to be included in future periodic reports that discloses:

    *   The amounts accrued for loss contingencies accrued as required by ASC 450-20-50-1; and
    *   An estimate of the possible loss or range of loss or a statement that such an estimate cannot be made for loss contingencies that are at least reasonably possible but not accrued, either because it is not probable that a loss has been incurred or the amount of loss cannot be reasonably estimated, as required by ASC 450-20-50-3 and 50-4. If you cannot make an estimate, please disclose the facts and circumstances that prevent you from making such an estimate as well as a discussion of what is being sought in those proceedings.

Definitive Proxy filed April 7, 2011

7. We have not yet reviewed the Part III information that is included in your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627, or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873 or Jennifer Riegel, Staff Attorney, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3854.

Sincerely,

Melissa N. Rocha
Accounting Branch Chief